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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2003

WAVECOM S.A.

12, boulevard Garibaldi
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒        Form 40-F ☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐        No ☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .]

WAVECOM ANNOUNCES FULL YEAR AND FOURTH QUARTER 2002 EARNINGS

• Company reports net income for 2002 of €42.1 million up from €9.3 million in 2001

• Product gross margin reached 32.3% of sales

• 2002 operating income was €56 million, up from €3 million 2001 level

        Issy-les-Moulineaux, France—February 11, 2003—Wavecom SA (NASDAQ: WVCM; Euronext Nouveau Marché: 7306), today announced earnings for the fourth quarter and full year of 2002. The Company achieved record levels of profitability and revenue. All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (US GAAP).

        For the fourth quarter of 2002, Wavecom reported total revenues of €135.4 million, an increase of 28.6% from €105.3 million during the same period of 2001, and a decline of 20.8% from €171 million from the third quarter of 2002. Total revenues for the full year ended December 31, 2002 increased 70.8% to € 551.1 million compared with €322.7 million in 2001. Sales of WISMOs to telephone handset manufacturers in Asia continued to drive Wavecom's sales.

        Sales of WISMOs represented 93.1% of total sales for the year while sales of modems represented 6.6% of sales and revenues derived from services were less than one percent of total sales in 2002. For the full year of 2002, product shipments totaled 8.8 million units, more than double compared to the 4 million units shipped in 2001.

        The annual product revenue breakdown by market was: Personal Communication Devices (which includes mobile telephones and personal digital assistants), 82.2%; Machine to Machine (M2M), 3.5%; Automotive, 3.0%; and indirect sales to Distributors, 11.3%, which the Company believes represents primarily the M2M application market. Revenues by geographic regions for the year were Asia-Pacific: 82.2%; Europe, Middle-East and Africa: 13.2% and Americas: 4.6%.

        Backlog at December 31, 2002 was €95 million, which the company expects to ship primarily during the first quarter of 2003.

        Product gross margin for the fourth quarter 2002 reached 40.4%, compared with 32% for the previous quarter and 22.7% for the fourth quarter last year. Strong product gross margin reflects a combination of component price declines, manufacturing productivity gains, lower manufacturing costs, as well as changes in estimates related to product returns and warranty matters which had a positive impact on gross margin. Average selling prices for WISMOs continued to trend down, decreasing by 2.2% from the previous quarter and 20.1% from the fourth quarter of 2001.

        Operating expenditures for the fourth quarter of 2002 were €43.1 million, versus €18.1 million in the same period of 2001 and €27.1 million for the third quarter of 2002. The increase from the third to fourth quarter 2002 was largely a result of headcount additions, particularly in research and development, as well as increases in sales and marketing expenditures. Increased research and development spending also reflected expenses recognized when external development projects achieved certain milestones in the fourth quarter. Higher expenses for sales and marketing were linked to the launch of a corporate visibility campaign and an increase of sales commissions paid to intermediaries in Asia. At December 31, 2002, total headcount was 900 compared to 825 as of September 30, 2002 and 580 at December 31, 2001.

        For the fourth quarter of 2002, Wavecom reported operating income of €10.4 million (7.7% of sales), compared with €4.5 million during the same quarter a year ago, representing a year on year increase of 131%. Operating income was €26.6 million in the third quarter of 2002, representing a sequential decline of 61%.

        The Company reported net income of €11.2 million for the fourth quarter of 2002, or €0.75 per share (€0.73 on a diluted basis), an 80.6% increase compared with €6.2 million, or €0.42 per share (€0.40 on a diluted basis) for the fourth quarter of 2001. This represents a decrease of 35.3% compared with the third quarter 2002 net income of €17.3 million, or €1.16 per share (€1.11 on a diluted basis). During the quarter, the Company had net interest income of €1.2 million and a net foreign exchange loss of €3.7 million related mainly to the sudden weakening of the U.S. dollar versus the Euro, especially in December. Foreign exchange losses were incurred on cash balances and accounts receivable denominated in dollars, which were partially offset by gains on accounts payable in dollars. Due to tax planning strategies implemented during the year, Wavecom realized a tax benefit of €3.3 million in the fourth quarter of 2002.

        For the full year ended December 31, 2002, total revenues increased to €551.1 million or 70.8% compared with €322.7 million for 2001. The Company reported total gross profit of €174.5 million (reflecting a product gross margin of 32.3%) for the full year 2002, compared with €63.3 million (with a product gross margin of 19.8%) in 2001. For the full year 2002, operating income increased significantly to €56 million compared with €3 million in 2001. Net income for full year 2002 was €42.1 million, or €2.82 per share (€2.74 on a diluted basis), compared to €9.3 million, or €0.63 per share (€0.61 on a diluted basis) in 2001.

        Inventories decreased from €48 million at September 30, 2002 to €30.2 million as of December 31, 2002, despite the sales shortfall during the fourth quarter. Accounts receivable increased from €65.6 million at September 30, 2002 to €85.9 million at December 31, 2002, reflecting the concentration of fourth quarter sales in the month of December. Accounts payable, in contrast, declined from €114.4 million at September 30, 2002 to €99.9 million at December 31, 2002, as production had been concentrated in the early part of the quarter. As of December 31, 2002, the Company had cash, cash equivalents and short-term investments of €134.5 million, compared with €148 million at September 30, 2002.

        "We are extremely pleased with our financial performance in 2002, marking another profitable year for Wavecom," commented Michel Alard, Wavecom Chairman. Aram Hékimian, Wavecom CEO, added, "We are confident that the expanded product offering we announced yesterday combined with the focused global sales organization will spur Wavecom's business in 2003."

        As indicated in the January 22, 2003 press release, announcing 2002 revenues, Wavecom is implementing an action plan in 2003 which includes the following short-term initiatives:

  •
  Launch and promote Wavecom's new product offer "Wireless Open Workshop"

  •
  Prioritize sales and support resources in order to assist our existing handset customers in their growth phase and to attract new top tier handset customers

  •
  Establish a dedicated "customer care" unit

  •
  Develop partnerships for creating innovative and unique solutions for M2M and automotive markets

  •
  Accelerate plan to develop technological partnerships

        First quarter 2003 earnings are scheduled to be announced on April 29, 2003 at 7:30 am Paris time, followed by a conference call for financial professionals at 3 pm Paris time.

        Wavecom management will present its 2002 full year performance and strategic initiatives to the financial community this afternoon at a meeting in Paris followed by a conference call in English. Visit the Wavecom corporate website: www.wavecom.com (The information on our website is not incorporated by reference into this document and should not be considered to be a part of this document. Our website address is included in this document as an inactive textual reference only) investors section to listen to this conference call commentary webcast.

About Wavecom

        Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea) and San Diego (USA). Company revenues totaled €551.1 million in 2002. Wavecom is publicly traded on Euronext Paris (Nouveau Marché 7306) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com
(The information on our website is not incorporated by reference into this document and should not be considered to be a part of this document. Our website address is included in this document as an inactive textual reference only)

        This press release may contain forward-looking statements that relate to the Company's plans objectives, estimates and goals. Words such as "expects," "anticipates," "intends," "plans," "believes" and "estimates," and variations of such words and similar expressions identify such forward-looking statements. The Company's business is subject to numerous risks and uncertainties, including probable variability in the Company's quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth. These and other risks and uncertainties, which are described in more detail in the Company's most recent filings with the Securities and Exchange Commission, could cause the Company's actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

—Financial Tables Follow—

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended December 31,
	2001	2002
	Euro	Euro
Revenues:
Product sales	104,939	134,949
Technology development and other services	376	485

	105,315	135,434
Cost of revenues:
Product sales	81,108	80,431
Technology development and other services	1,679	1,436

	82,787	81,867

Gross profit	22,528	53,567
Operating expenses:
Research and development	10,183	21,626
Sales and marketing	3,929	12,384
General and administrative	3,464	8,811
Amortization of goodwill	69	—
Amortization of deferred stock-based compensation	418	304

Total operating expenses	18,063	43,125

Operating income	4,465	10,442

Interest income, net	795	1,155
Foreign exchange loss	(188)	(3,707)
Provision for loss on long-term investments	(716)	—

Total financial income	(109)	(2,552)

Income before minority interests and income taxes	4,356	7,890
Minority interests (benefit)	(230)	(28)

Income before income taxes	4,586	7,918
Income tax expense (benefit)	(1,613)	(3,323)

Net income	6,199	11,241

Basic net income per share	0.42	0.75

Diluted net income per share	0.40	0.73

Number of shares used for computing:
—basic net income per share	14,762,381	15,052,768
—diluted net income per share	15,399,691	15,413,783

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,
	2001	2002
	Euro	Euro
Revenues:
Product sales	317,571	549,543
Technology development and other services	5,093	1,546

	322,664	551,089
Cost of revenues:
Product sales	254,658	371,919
Technology development and other services	4,718	4,709

	259,376	376,628

Gross profit	63,288	174,461
Operating expenses:
Research and development	32,634	64,093
Sales and marketing	12,416	26,600
General and administrative	13,297	26,163
Amortization of goodwill	278	—
Amortization of deferred stock-based compensation	1,711	1,587

Total operating expenses	60,336	118,443

Operating income	2,952	56,018

Interest income, net	3,827	3,159
Foreign exchange gain (loss)	142	(10,857)
Provision for loss on long-term investments	(716)	—

Total financial income (loss)	3,253	(7,698)

Income before minority interests and income taxes	6,205	48,320
Minority interests (benefit)	(804)	(323)

Income before income taxes	7,009	48,643
Income tax expense (benefit)	(2,299)	6,556

Net income	9,308	42,087

Basic net income per share	0.63	2.82

Diluted net income per share	0.61	2.74

Number of shares used for computing:
—basic net income per share	14,726,647	14,943,048
—diluted net income per share	15,359,226	15,348,985

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,
	2001	2002
	Euro	Euro
ASSETS
Current assets:
Cash and cash equivalents	128,972	119,416
Short-term investments	3,008	15,112
Accounts receivable, net	46,219	85,921
Inventory, net	13,858	30,205
Value added tax recoverable	22,251	6,430
Prepaid expenses and other current assets	12,720	9,335
Deferred tax assets	—	3,889

Total current assets	227,028	270,308
Property and equipment, net	15,666	29,624
Goodwill, net	5,716	4,807
Long-term investments	3,476	14,152
Other assets	8,061	5,102
Deferred tax assets	—	8,041

Total assets	259,947	332,034

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	111,926	99,937
Accrued compensation	5,755	10,488
Other accrued expenses	15,525	36,367
Current portion of loans	488	—
Current portion of capitalized lease obligations	201	214
Deferred revenue and advances received from customers	2,648	4,100
Income tax payable	—	13,605
Other liabilities	521	179

Total current liabilities	137,064	164,890
Long-term portion of capitalized lease obligations	228	287
Other long-term liabilities	410	—

Total long-term liabilities	638	287
Minority interests	361	38
Shareholders' equity:
Shares, Euro 1 nominal value, 15,107,890 shares issued and outstanding at December 31, 2002 (14,810,614 at December 31, 2001)	14,811	15,108
Additional paid-in capital	135,013	135,954
Deferred compensation	(2,990)	(975)
Retained earnings (deficit)	(25,673)	16,414
Cumulative translation adjustment	723	318

Total shareholders' equity	121,884	166,819

Total liabilities and shareholders' equity	259,947	332,034

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,
	2001	2002
	Euro	Euro
Cash flows from operating activities:
Net income	9,308	42,087
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization of property and equipment	5,042	13,373
Provision for loss on long-term investment	716	—
Amortization of goodwill	278	—
Amortization of deferred stock-based compensation	1,711	2,200
Minority interests	(804)	(323)
Net increase (decrease) in cash from working capital items	33,747	(15,470)

Net cash provided by operating activities	49,998	41,867

Cash flows from investing activities:
Acquisition of Iconn Wireless	(4,719)	—
Final cash adjustment on Arguin acquisition	462
Disposal (acquisition) of short-term investments	23,799	(12,104)
Acquisition of long term investments	(113)	(10,676)
Purchases of property and equipment	(10,330)	(27,307)
Proceeds from sale of property and equipment	—	177

Net cash provided (used) by investing activities	9,099	(49,910)

Cash flows from financing activities:
Net decrease in overdrafts and lines of credit	(529)	—
Repayment of loans	(146)	(488)
Principal payments on capital lease obligations	(815)	(237)
Exercise of stock options and founders' warrants	386	1,054

Net cash provided (used) by financing activities	(1,104)	329
Effect of exchange rate changes on cash and cash equivalents	1,755	(1,842)

Net increase (decrease) in cash and cash equivalents	59,748	(9,556)
Cash and cash equivalents, beginning of period	69,224	128,972

Cash and cash equivalents, end of period	128,972	119,416

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.
Date: February 12, 2003	By:	/s/ DEBORAH CHOATE
Deborah Choate Chief Financial Officer

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WAVECOM ANNOUNCES FULL YEAR AND FOURTH QUARTER 2002 EARNINGS
WAVECOM S.A.
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands, except per share data) Prepared in accordance with U.S. generally accepted accounting principles.
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands, except per share data) Prepared in accordance with U.S. generally accepted accounting principles.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data) Prepared in accordance with U.S. generally accepted accounting principles.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) Prepared in accordance with U.S. generally accepted accounting principles.
SIGNATURES